UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, January 26, 2018 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), informs that today, SQM and its subsidiaries SQM Salar S.A. and SQM Nitrates S.A. (the "Companies"), have reached an agreement with the Public Prosecutor to put an end to the investigation of the alleged responsibility of the Companies´ for the lack of supervision with respect to the payments to suppliers and entities that may have had links with the politically exposed persons between 2008 and 2015. This deferred prosecution agreement (suspensión condicional) has been proposed by the Public Prosecutor, accepted by the Companies and approved by the 8th Court of Santiago.

Under the deferred prosecution agreement, the Companies have not admitted responsibility in the matter subject to the investigation.

The agreement, approved by the Court, implies that the Companies must pay an aggregate amount of (i) CLP$900,000,000 to the Chilean State, and (ii) CLP$1,650,000,000 to various charitable organizations. In addition, the Companies must provide the Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

The agreement is subject to appeal proceedings and, in the absence of changes, it will put an end to an investigation that has lasted for about 3 years, in which the various agencies have carried out both administrative and judicial investigations and have widely recognized the cooperation provided by the Companies.

About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: January 26, 2018	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.